Exhibit 99.1

Bitfarms Appoints Rachel Silverstein as U.S. General Counsel

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (October 28, 2024) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global leader in vertically integrated Bitcoin data center operations, today announced that it has appointed Rachel Silverstein as U.S. General Counsel, a newly created role, effective November 1, 2024.

Ms. Silverstein has been a practicing attorney for over 16 years and is one of the most experienced Bitcoin mining-focused attorneys in the U.S., having served as lead counsel on well over a gigawatt worth of Bitcoin mining transactions across multiple states and countries. She is the co-founder of Firm 21m, a law firm dedicated to representing primarily Bitcoin miners, energy companies, investors and data center builders in all manner of commercial transactions, mergers and acquisitions, strategic financings, energy supply agreements and hosting agreements. Prior to founding the firm, Ms. Silverstein held the positions of General Counsel at CleanSpark, Inc. from 2020 to 2023, and Corporate Counsel at Zappos, among others. She earned a bachelor’s degree from The George Washington University and a juris doctorate degree from William S. Boyd School of Law, University of Nevada-Las Vegas.

“We continue to strengthen the Bitfarms team and are thrilled to have a thought leader like Rachel join our team,” stated Ben Gagnon, Chief Executive Officer. “Internalizing this function will drive improved operating efficiencies, further enhance our corporate governance and reduce legal expenses. Rachel’s extensive expertise and proven track record with Bitcoin miners and data center builders will be invaluable as we continue to scale in the U.S. We look forward to her contributions as we continue to execute on our strategic initiatives and create further shareholder value.”

Ms. Silverstein stated, “Ben and the management team at Bitfarms are passionate, thoughtful and innovative leaders, and I am honored and excited to join the Company during such a pivotal time of growth. The Company has a compelling strategic vision, and I intend to leverage my industry acumen, deal-closing experience and operations-centric focus to execute on that vision with clarity, diligence and efficiency.”

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global vertically integrated Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated data centers with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth and expansion, and other statements regarding future plans and objectives of Bitfarms, improved operating efficiencies, financial performance and cost savings in general, and other statements regarding future growth, plans and objectives of the Company are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine Bitcoin is not assured; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC") at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for the three and six months ended June 30, 2024 filed on August 8, 2024. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms undertakes no obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contact:

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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